Exhibit 21.1

Subsidiaries of Coeptis Therapeutics Holdings, Inc.

Coeptis Therapeutics, Inc.	Delaware

Coeptis Pharmaceuticals, Inc.	Delaware

Coeptis Pharmaceuticals LLC	Pennsylvania